EXHIBIT 99.11

Chunghwa Telecom

March 10, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb. 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
Feb.	Net sales	17,769,274	19,125,864	(-)1,356,590	(-)7.09%

Jan- Feb	Net sales	36,496,333	38,708,625	(-)2,212,292	(-)5.72%

b Trading purpose : None